Portico MicroCap Fund


							September 22, 1997



Supplement to the Prospectus
Dated February 28, 1997



We are pleased to inform you about the following change in the management of Portico MicroCap Fund. Federal securities regulations require us to notify you whenever a portfolio manager of a fund changes.

Effective September, 1997 -

Joe Frohna manages the MicroCap Fund. Mr. Frohna has been with Firstar since 1995 and has four years of investment management experience. Mr. Frohna is an Assistant Vice President and Portfolio Manager of FIRMCO and has managed the Fund since September 9, 1997. Mr. Frohna is a Chartered Financial Analyst.